FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

March 15, 2023

Item 3. News Release

The news release was issued and disseminated via Accesswire on March 15, 2023 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company advises that it has been served with a civil claim filed in the Supreme Court of British Columbia pursuant to the Class Proceedings Act, R.S.B.C. 1996, c. 50 alleging that the Company's press release of February 22, 2023 (the "Press Release") misstated certain material facts which mislead the plaintiff in the claim. The suit also names the Company's subsidiary Adastra Labs Inc. and the Company's Chief Executive Officer Mr. Michael Forbes.

The Company denies the allegations in the claim and specifically that the Press Release was misleading and intends to vigorously defend against these allegations should the class action be certified.

Currently, no specific amount of damages is claimed.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

March 20, 2023